August 14, 2018

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

   Susan Block

Re:        SenesTech, Inc.

Registration Statement on Form S-3

Filed June 19, 2018

File No. 333-225712

Dear Mr. Stickel and Ms. Block,

This letter is submitted on behalf of SenesTech, Inc. (“SenesTech”) in response to comments by the staff of the Securities and Exchange Commission (the “SEC”) relating to the SenesTech’s Registration Statement on Form S-3 filed June 19, 2018 (File No. 333-225712) (the “Registration Statement”). For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form S-3 filed June 19, 2018

General

1. We note your intent to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings. Please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

Response: We acknowledge the SEC’s comment and have filed an amendment to the Registration Statement to disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. We also confirm and acknowledge the size limitations for offerings made under General Instruction I.B.6.

If you would like to discuss any of the matters contained in this letter, please feel free to contact our counsel, Chris Hall at (503) 727-2048, or Gina Eiben at (503) 727-2059 at Perkins Coie LLP.

[signature page follows]

Sincerely,

/s/ Thomas C. Chesterman
Thomas C. Chesterman Chief Financial Officer SenesTech, Inc.